1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 16, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PRICE SENSITIVE INFORMATION
SNAPSHOT OF 2012 HALF-YEAR RESULTS

The financial data of Aluminum Corporation of China Limited* for the first half year of 2012 set out herein has not been audited and reviewed by certified public accountants. Investors shall pay attention to the risks of investment.

MAJOR FINANCIAL DATA FOR THE FIRST HALF YEAR OF 2012

Unit: RMB'000

	From January	From January	Increase/
Item	to June 2012	to June 2011	decrease
			(%)

Revenue	71,697,781	65,969,749	9%
Operating profit	-4,445,722	789,875	N/A
Total profit	-4,181,351	831,011	N/A
Net profit attributable to the parent company	-3,253,255	412,580	N/A
Net profit after deducting non-recurring items	-3,244,536	301,589	N/A
Basic earnings per share (RMB per Share)	-0.241	0.031	N/A
Rate of return on net assets (%)	-6.48%	0.80%	N/A

	As at	As at	Increase/
	30 June 2012	31 December 2011	decrease
			(%)

Total assets	180,088,855	157,134,157	15%
Shareholders' equity attributable to the parent company	48,721,782	51,853,354	-6%
Share capital (Share)	13,524,488	13,524,488	0%
Net assets per share (RMB per Share)	3.60	3.83	-6%

Notes:

The indicators set out above such as net profit, net profit after deducting non-recurring items, basic earnings per share, rate of return on net assets, shareholders' equity and net assets per share are presented using the data attributable to shareholders of Aluminum Corporation of China Limited* and the rate of return on net assets is determined using the weighted average method.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
16 August 2012

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary